FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                For May 16, 2003

                        Commission File Number 333-66973


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X     Form 40-F
                                     ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No  X
                                     ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                               INDEX TO EXHIBITS

Item
----

1. AerCo Limited Monthly Report to Noteholders for May 2003, including additional information excluded form the 6-K, filed May 13, 2003.

24.  Power of Attorney for AerCo Limited.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: May 16, 2003


                                          AERCO LIMITED
                                               (Registrant)

                                          By: /s/ Adrian Robinson
                                              --------------------------------
                                              Name: Adrian Robinson
                                              Title:  Attorney-in-Fact

                                                                          Item 1



                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                                            May-03
Payment Date                                     15th of each month
Convention                                       Modified Following Business Day
Current Payment Date                             15-May-03
Current Calculation Date                         9-May-03
Previous Payment Date                            15-Apr-03
Previous Calculation Date                        9-Apr-03

----------------------------------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

----------------------------------------------------------------------------------------------------------------------------------
                                                                 Prior            Deposits       Withdrawals         Balance on
                                                                Balance                                           Calculation Date
                                                                9-Apr-03                                              9-May-03
----------------------------------------------------------------------------------------------------------------------------------
Expense Account                                                 3,089,804.87     1,913,769.63    (1,226,800.03)     3,776,774.47
Collection Account                                             92,094,625.14    13,870,486.84   (11,059,223.15)     94,905,888.83
Aircraft Purchase Account                                                  -                -                -                  -

 - Liquidity Reserve cash balance                              81,035,402.00                       (486,380.95)     80,549,021.05
----------------------------------------------------------------------------------------------------------------------------------
Total                                                          95,184,430.01    15,784,256.47   (12,286,023.18)     98,682,663.30
----------------------------------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                    -
Interest Income                                                                                                                 -
Aircraft Purchase Payments                                                                                                      -
Economic Swap Payments                                                                                                          -
----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                             -
----------------------------------------------------------------------------------------------------------------------------------


3. Analysis of Expense Account Activity

----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                         3,089,804.87
Transfer from Collection Account on previous Payment Date                                                            1,910,195.13
Permitted Aircraft Accrual                                                                                                      -
Interim Transfer from Collection Account                                                                                        -
Interest Income                                                                                                          3,574.50
Balance on current Calculation Date
 - Payments on previous payment date                                                                                  (547,293.15)
 - Interim payments
 - Other                                                                                                              (679,506.88)
----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                  3,776,774.47
----------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                        92,094,625.14
Collections during period                                                                                           13,870,486.84
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                          (1,910,195.13)
 - Permitted Aircraft Modifications                                                                                             -
Interim Transfer to Expense Account                                                                                             -
Net Swap payments on previous Payment Date                                                                          (3,531,473.79)
Aggregate Note Payments on previous Payment Date                                                                    (5,617,554.23)
----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                 94,905,888.83
----------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                    30,000,000.00
Second Collection Account Reserve                                                                                   35,000,000.00
Cash Held
 - Security Deposits                                                                                                15,549,021.05
                                                                                                               -------------------
 Liquidity Reserve Amount                                                                                           80,549,021.05
                                                                                                               -------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

----------------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                                           15-May-03
Current Calculation Date                                       9-May-03
Previous Payment Date                                          15-Apr-03
Previous Calculation Date                                      9-Apr-03

-----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                          98,682,663.30
Liquidity Reserve Amount                                                                          (80,549,021.05)
                                                                                            ---------------------
Available Collections                                                                              18,133,642.25
                                                                                            =====================

4. Analysis of Collection Account Activity (Continued)
-----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)                  Total Required Expense Amount                                                  5,000,000.00
(II) a)              Class A Interest but excluding Step-up                                         1,180,534.25
     b)              Swap Payments other than subordinated swap payments                            3,396,926.65
(iii)                First Collection Account top-up (Minimum liquidity reserve $30 m)             30,000,000.00
(iv)                 Class A Minimum principal payment                                                         -
(v)                  Class B Interest                                                                 230,656.09
(vi)                 Class B Minimum principal payment                                              1,353,740.12
(vii)                Class C Interest                                                                 388,411.84
(viii)               Class C Minimum principal payment                                                         -
(ix)                 Class D Interest                                                                 708,333.33
(x)                  Class D Minimum principal payment                                                         -
(xi)                 Second collection account top-up                                              50,549,021.05
(xii)                Class A Scheduled principal                                                    5,875,039.96
(xiii)               Class B Scheduled principal                                                               -
(xiv)                Class C Scheduled principal                                                               -
(xv)                 Class D Scheduled principal                                                               -
(xvi)                Permitted accruals for Modifications                                                      -
(xvii)               Step-up interest                                                                          -
(xviii)              Class A Supplemental principal                                                            -
(xix)                Class E Primary Interest                                                                  -
(xx)                 Class B Supplemental principal                                                            -
(xxi)                Class A Outstanding Principal                                                             -
(xxii)               Class B Outstanding Principal                                                             -
(xxiii)              Class C Outstanding Principal                                                             -
(xxiv)               Class D Outstanding Principal                                                             -
(xxv)                Subordinated Swap payments                                                                -
                                                                                            ---------------------
                     Total Payments with respect to Payment Date                                   98,682,663.30
                     less collection Account Top Ups (iii) (b) and (xi) (b) above                  80,549,021.05
                                                                                            ---------------------
                                                                                                   18,133,642.25
                                                                                            =====================
                                                                                                            0.00
-----------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                                                15-May-03
Current Calculation Date                                            9-May-03
Previous Payment Date                                               15-Apr-03
Previous Calculation Date                                           9-Apr-03

-----------------------------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

------------------------------------------------------------------------------------------------------------------------------------
                                                      Subclass            Subclass              Subclass                 Total
Floating Rate Notes                                     A-2                  A-3                   A-4                  Class A
------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                         1.31000%            1.31000%                1.31000%
Applicable Margin                                         0.3200%             0.4600%                 0.5200%
Applicable Interest Rate                                 1.63000%            1.77000%                1.83000%
Day Count                                                 Act/360             Act/360                 Act/360
Actual Number of Days                                          30                  30                      30
Interest Amount Payable                                150,011.83          804,884.10              225,638.33          1,180,534.25
Increase in Step-up Interest Amount Payable
  in Current Month                                       NA                228,171.25               NA                   228,171.25
Total Step-up Interest Amount Payable to date            NA                652,961.49               NA                   652,961.49
------------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                    150,011.83          804,884.10              225,638.33          1,180,534.25
------------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                             15-Dec-05           15-Jun-02               15-May-11
Excess Amortisation Date                                17-Aug-98           15-Feb-06               15-Aug-00

------------------------------------------------------------------------------------------------------------------------------------
Original Balance                                   290,000,000.00      565,000,000.00          235,000,000.00
Opening Outstanding Principal Balance              110,438,157.47      545,684,134.79          147,959,557.46        804,081,849.72
------------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                      49.65%             100.00%                  76.10%
Pool Factors                                               36.85%             100.00%                  66.06%
------------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                       -                   -                       -                     -
Scheduled Principal Payment                          3,573,157.47        2,301,882.49                       -          5,875,039.96
Supplemental Principal Payment                                  -                   -                       -                     -
------------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                  3,573,157.47        2,301,882.49                       -          5,875,039.96
------------------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                                                   -
- amount allocable to premium
------------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance              106,865,000.00      543,382,252.30          147,959,557.46        798,206,809.76
------------------------------------------------------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)

---------------------------------------------------------------------------------------------------------------
                                                           Subclass           Subclass              Total
Floating Rate Notes                                          B-1                 B-2               Class B
---------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                             1.31000%            1.31000%
Applicable Margin                                             0.6000%             1.0500%
Applicable Interest Rate                                     1.91000%            2.36000%
Day Count                                                     Act/360             Act/360
Actual Number of Days                                              30                  30
Interest Amount Payable                                     99,280.06          131,376.03           230,656.09
Increase in Step-up Interest Amount Payable
  in Current Month                                         NA                  NA
Total Step-up Interest Amount Payable to date              NA                  NA
---------------------------------------------------------------------------------------------------------------
Total Interest Paid                                         99,280.06          131,376.03           230,656.09
---------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                 15-Jul-13           15-Jun-08
Excess Amortisation Date                                    17-Aug-98           15-Aug-00

---------------------------------------------------------------------------------------------------------------
Original Balance                                        85,000,000.00       80,000,000.00
Opening Outstanding Principal Balance                   62,374,909.62       66,801,369.53       129,176,279.15
---------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                          80.09%              98.39%
Pool Factors                                                   73.15%              96.37%
---------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                  755,762.99          597,977.13         1,353,740.12
Scheduled Principal Payment                                         -                   -                    -
Supplemental Principal Payment                                      -                   -                    -
---------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                        755,762.99          597,977.13         1,353,740.12
---------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
---------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                   61,619,146.63       66,203,392.39       127,822,539.03
---------------------------------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)

-------------------------------------------------------------------------------------------------------------
                                                        Subclass           Subclass               Total
Floating Rate Notes                                        C-1                C-2                Class C
-------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                          1.31000%           1.31000%
Applicable Margin                                          1.3500%            2.0500%
Applicable Interest Rate                                  2.66000%           3.36000%
Day Count                                                  Act/360            Act/360
Actual Number of Days                                           30                 30
Interest Amount Payable                                 175,641.37         212,770.46             388,411.84
Increase in Step-up Interest Amount Payable
  in Current Month                                      NA                 NA
Total Step-up Interest Amount Payable to date           NA                 NA
-------------------------------------------------------------------------------------------------------------
Total Interest Paid                                     175,641.37         212,770.46             388,411.84
-------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                              15-Jul-13          15-Jun-08
Excess Amortisation Date                                 17-Aug-98          15-Aug-00

-------------------------------------------------------------------------------------------------------------
Original Balance                                     85,000,000.00      80,000,000.00
Opening Outstanding Principal Balance                79,236,710.01      75,989,451.34         155,226,161.35
-------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                       97.80%             97.44%
Pool Factors                                                92.52%             94.22%
-------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                        -                  -                      -
Scheduled Principal Payment                                      -                  -                      -
Supplemental Principal Payment                                   -                  -                      -
-------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                              -                  -                      -
-------------------------------------------------------------------------------------------------------------
Redemption Amount                                                -                  -
- amount allocable to principal                                  -                  -
- amount allocable to premium                                    -                  -
-------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                79,236,710.01      75,989,451.34         155,226,161.35
-------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------

Fixed Rate Notes                                      D-2

------------------------------------------------------------------
Applicable Interest Rate                                 8.50000%
Day count                                                30 / 360
Number of Days                                                 30
Interest Amount Payable                                708,333.33
------------------------------------------------------------------
Total Interest Paid                                    708,333.33
------------------------------------------------------------------
Expected Final Payment Date                             15-Mar-14
Excess Amortisation Date                                15-Jul-10
------------------------------------------------------------------
Original Balance                                   100,000,000.00
Opening Outstanding Principal Balance              100,000,000.00
------------------------------------------------------------------
Extended Pool Factors                                     100.00%
Expected Pool Factors                                     100.00%
------------------------------------------------------------------
Extended Amount                                                 -
Expected Pool Factor Amount                                     -
Surplus Amortisation
------------------------------------------------------------------
Total Principal Distribution Amount                             -
------------------------------------------------------------------
Redemption Amount                                               -
- amount allocable to principal                                 -
                                                 -----------------
- amount allocable to premium                                   -
------------------------------------------------------------------
Closing Outstanding Principal Balance              100,000,000.00
------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                                        15-May-03
Current Calculation Date                                     9-May-03
Previous Payment Date                                       15-Apr-03
Previous Calculation Date                                    9-Apr-03
-------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                            16-May-03
End of Interest Accrual Period                              16-Jun-03
Reference Date                                              10-Jun-03

-----------------------------------------------------------------------------------------------------------------------------------

                                                   A-2          A-3           A-4         B-1         B-2        C-1           C-2

-----------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                 1.3100%      1.3100%      1.3100%     1.3100%     1.3100%     1.3100%     1.3100%
Applicable Margin                                0.3200%      0.4600%      0.5200%     0.6000%     1.0500%     1.3500%     2.0500%
Applicable Interest Rate                         1.6300%      1.7700%      1.8300%     1.9100%     2.3600%     2.6600%     3.3600%

-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------

Fixed Rate Notes                                 D-1

---------------------------------------------------------

Actual Pool Factor                               100.00%

---------------------------------------------------------

-----------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

-----------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                            A-2          A-3           A-4         B-1         B-2        C-1           C-2

-----------------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance         110,438.16   545,684.13   147,959.56   62,374.91   66,801.37   79,236.71   75,989.45
Total Principal Payments                        3,573.16     2,301.88            -      755.76      597.98           -           -
Closing Outstanding Principal Balance         106,865.00   543,382.25   147,959.56   61,619.15   66,203.39   79,236.71   75,989.45

Total Interest                                    150.01       804.88       225.64       99.28      131.38      175.64      212.77
Total Premium                                    0.0000%      0.5000%      0.0000%     0.0000%     0.0000%     0.0000%     0.0000%

-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------

(b) Fixed Rate Notes                              D-2

---------------------------------------------------------

Opening Outstanding Principal Balance         100,000.00
Total Principal Payments                               -
Closing Outstanding Principal Balance         100,000.00

Total Interest                                    708.33
Total Premium                                          -

---------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

-----------------------------------------------------------------------------------------------------------
                                                 July 2000 to    Oct-Dec    Jan-Mar   Apr-Jun    Jul-Sept
                                                   Sept 2001      2001       2002       2002       2002
-----------------------------------------------------------------------------------------------------------
                    CASH COLLECTIONS
 [1]                Lease Rentals                     217.6       45.4       45.4       46.0       45.9
 [2]                 - Renegotiated Leases             (3.0)      (2.8)      (2.1)      (3.0)      (4.0)
 [3]                 - Rental Resets                   (1.3)      (3.2)      (4.1)      (3.2)      (3.5)
                                                     ------------------------------------------------------
 [4]  S[1]..[3]     Contracted Lease Rentals          213.3       39.4       39.2       39.8       38.4

 [5]                Movement in Current Arrears Bal.   (0.8)      (2.4)       1.4       (0.9)      (2.3)

                    less Net Stress-related Costs
 [6]                 - Bad Debts                          -          -          -          -          -
 [7]                 - Security Deposits Drawn Down     0.5          -          -          -          -
 [8]                 - Restructured Arrears             0.7        0.1       (1.3)      (0.4)       0.6
 [9]                 - AOG                             (4.3)      (1.5)      (0.4)         -          -
[10]                 - Other Leasing Income               -          -          -          -          -
[11]                 - Repossession Costs              (0.3)         -          -          -          -
                                                     ------------------------------------------------------
[12]  S[6]..[11]    sub-total                          (3.4)      (1.4)      (1.7)      (0.4)       0.6

[13]  [4]+[5]+[12]  Net Lease Rentals                 209.1       35.6       38.9       38.5       36.7

[14]                Interest Earned                     5.8        0.8        0.4        0.4        0.3

[15]                Drawings from Expense Account

                    Maintenance Receipts               22.6        4.5        3.6        6.1        4.9
                    Maintenance Payments              (11.8)      (1.8)      (3.9)     (10.1)         -
                                                     ------------------------------------------------------
[15]                Net Maintenance                    10.8        2.7       (0.3)      (4.0)       4.9

[16]  S[13]..[15]   Total Cash Collections            225.7       39.1       39.0       34.9       41.9

-----------------------------------------------------------------------------------------------------------

                    CASH EXPENSES
                    Aircraft Operating Expenses
[17]                 - Insurance                       (0.1)         -          -       (0.3)         -
[18]                 - Re-leasing and other overheads  (7.5)      (0.7)      (0.4)      (1.4)      (0.8)
                                                     ------------------------------------------------------
[19]  [17]+[18]     subtotal                           (7.6)      (0.7)      (0.4)      (1.7)      (0.8)

                    SG&A Expenses
[20]                Aircraft Servicer Fees
                     - Retainer Fee                    (1.6)      (0.4)      (0.3)      (0.7)      (0.7)
                     - Rent Collected Fee              (1.9)      (0.4)      (0.4)      (0.7)      (0.9)
                     - Previous Servicer Fees          (1.8)         -          -          -          -

                                                     ------------------------------------------------------
[21]                sub-total                          (5.3)      (0.8)      (0.7)      (1.3)      (1.6)

[22]                Other Servicer Fees               (13.1)      (0.4)      (1.2)      (0.9)      (1.1)
                                                     ------------------------------------------------------
[23]  [21]+[22]     subtotal                          (18.4)      (1.2)      (1.9)      (2.3)      (2.7)

[24]  [20]+[23]     Total Cash Expenses               (26.0)      (1.9)      (2.3)      (4.0)      (3.5)

-----------------------------------------------------------------------------------------------------------

                    NET CASH COLLECTIONS
[25]    [17]        Total Cash Collections            225.7       39.1       39.0       34.9       41.9
[26]    [24]        Total Cash Expenses               (26.0)      (1.9)      (2.3)      (4.0)      (3.5)
[27]                Movement in Expense Account         6.0        1.2        0.3        1.2          -
[28]                Interest Payments                (111.6)     (12.0)      (9.3)      (9.5)     (10.2)
[29]                Swap Payments                     (12.1)      (9.3)     (10.7)     (10.5)     (10.9)
[30]                Proceeds from sale of aircraft     50.5          -          -          -          -
[31]                Refinancing Costs                     -          -          -          -          -
                                                     ------------------------------------------------------
[32]  S [25]..[31]  TOTAL                             132.5       17.1       17.0       12.1       17.3
                                                     ======================================================
-----------------------------------------------------------------------------------------------------------

[33]                PRINCIPAL PAYMENTS
                    subclass A                        115.6       14.4       14.4        9.1       14.4
                    subclass B                         14.8        1.8        1.7        1.8        1.7
                    subclass C                          2.1        0.9        0.9        1.2        1.2
                    subclass D                            -          -          -          -          -
                                                     ------------------------------------------------------
                    Total                             132.5       17.1       17.0       12.1       17.3
                                                     ======================================================
-----------------------------------------------------------------------------------------------------------

                    Debt Balances
                    subclass A                        882.8      868.4      984.0      844.9      830.5
                    subclass B                        140.0      138.2      153.1      134.7      133.0
                    subclass C                        162.0      161.1      163.2      158.9      157.7
                    subclass D                        100.0      100.0      100.0      100.0      100.0
                                                    -------------------------------------------------------
                    TOTAL                           1,284.8    1,267.7    1,250.7    1,238.5    1,221.2
                                                    =======================================================
                -------------------------------------------------------------------------------------------
                    * Adjusted Base Case are July 2000 Prospectus Base Case
                    cashflows adjusted for aircraft sales.


----------------------------------------------------------------------------------------------
                                                      Oct-Dec   Jan-Mar     April       May
                                                       2002       2003       2003       2003
----------------------------------------------------------------------------------------------
                    CASH COLLECTIONS
 [1]                Lease Rentals                      44.6       45.3       16.5       13.7
 [2]                 - Renegotiated Leases             (1.8)      (2.4)      (0.4)      (0.7)
 [3]                 - Rental Resets                   (5.3)      (8.0)      (3.1)      (2.5)
                                                    ------------------------------------------
 [4]  S[1]..[3]     Contracted Lease Rentals           37.4       34.8       13.0       10.5

 [5]                Movement in Current Arrears Bal.   (0.1)      (2.3)      (2.1)       0.5

                    less Net Stress-related Costs
 [6]                 - Bad Debts                          -          -          -          -
 [7]                 - Security Deposits Drawn Down       -          -
 [8]                 - Restructured Arrears             0.4        0.3        0.1        0.0
 [9]                 - AOG                             (0.8)      (1.4)      (0.6)      (0.6)
[10]                 - Other Leasing Income               -          -          -          -
[11]                 - Repossession Costs              (0.1)         -       (0.5)      (0.0)
                                                    ------------------------------------------
[12]  S[6]..[11]    sub-total                          (0.5)      (1.1)      (1.0)      (0.6)

[13]  [4]+[5]+[12]  Net Lease Rentals                  36.9       31.4        9.9       10.4

[14]                Interest Earned                     0.2        0.3        0.1        0.1

[15]                Drawings from Expense Account

                    Maintenance Receipts                5.5        3.7        0.5        1.3
                    Maintenance Payments               (1.6)      (3.1)         -       (1.1)
                                                    ------------------------------------------
[15]                Net Maintenance                     3.9        0.6        0.5        0.3

[16]  S[13]..[15]   Total Cash Collections             41.0       32.3       10.5       10.8

----------------------------------------------------------------------------------------------

                    CASH EXPENSES
                    Aircraft Operating Expenses
[17]                 - Insurance                       (0.1)         -
[18]                 - Re-leasing and other overheads  (1.7)      (0.8)      (1.1)      (0.7)
                                                     -----------------------------------------
[19]  [17]+[18]     subtotal                           (1.8)      (0.8)      (1.1)      (0.7)

                    SG&A Expenses
[20]                Aircraft Servicer Fees
                     - Retainer Fee                     0.1       (0.4)      (0.1)      (0.1)
                     - Rent Collected Fee               0.3       (0.4)      (0.1)      (0.1)
                     - Previous Servicer Fees             -          -

                                                     -----------------------------------------
[21]                sub-total                           0.4       (0.8)      (0.2)      (0.2)

[22]                Other Servicer Fees                (2.7)      (0.5)      (0.2)      (0.2)
                                                     -----------------------------------------
[23]  [21]+[22]     subtotal                           (2.3)      (1.3)      (0.4)      (0.4)

[24]  [20]+[23]     Total Cash Expenses                (4.1)      (2.1)      (1.5)      (1.1)

----------------------------------------------------------------------------------------------

                    NET CASH COLLECTIONS
[25]    [17]        Total Cash Collections             41.0       32.3       10.5       10.8
[26]    [24]        Total Cash Expenses                (4.1)      (2.1)      (1.5)      (1.1)
[27]                Movement in Expense Account         0.3        1.5
[28]                Interest Payments                  (9.4)      (8.6)      (2.4)      (2.5)
[29]                Swap Payments                     (10.5)     (11.0)      (3.4)      (3.3)
[30]                Proceeds from sale of aircraft        -          -          -        3.4
[31]                Refinancing Costs                     -          -          -          -
                                                     -----------------------------------------
[32]  S [25]..[31]  TOTAL                              17.3       12.2        3.2        7.3
                                                     =========================================
----------------------------------------------------------------------------------------------

[33]                PRINCIPAL PAYMENTS
                    subclass A                         13.7       10.1        2.6        5.9
                    subclass B                          2.0        1.2        0.6        1.4
                    subclass C                          1.6        0.9
                    subclass D                            -
                                                    ------------------------------------------
                    Total                              17.2       12.2        3.2        7.3
                                                    ==========================================
----------------------------------------------------------------------------------------------

                    Debt Balances
                    subclass A                        816.8      806.7      804.1      798.2
                    subclass B                        131.0      129.8      129.2      127.8
                    subclass C                        156.1      155.2      155.2      155.2
                    subclass D                        100.0      100.0      100.0      100.0
                                                    ------------------------------------------
                    TOTAL                           1,204.0    1,191.7    1,188.5    1,181.2
                                                    ==========================================
                ------------------------------------------------------------------------------
                    * Adjusted Base Case are July 2000 Prospectus Base Case
                    cashflows adjusted for aircraft sales.

                                                           All amounts in millions               Dollar amounts expressed
                                                               of US dollars                          as a percentage
                                                           unless otherwise stated              2000 Base Case Lease Rentals
---------------------------------------------------------------------------------------    ---------------------------------
                                                            Cumulative to Date                       Cumulative to Date
                                                       Actual    *Adjusted Variance            Actual    *Adjusted Variance
---------------------------------------------------------------------------------------    ---------------------------------
                    CASH COLLECTIONS
 [1]                Lease Rentals                      520.4        520.4        (0.0)         100.0%     100.0%       0.0%
 [2]                 - Renegotiated Leases             (20.2)           -       (20.2)          (3.9%)      0.0%      (3.9%)
 [3]                 - Rental Resets                   (34.3)           -       (34.3)          (6.6%)      0.0%      (6.6%)
                                                    -----------------------------------    ---------------------------------
 [4]  S[1]..[3]     Contracted Lease Rentals           465.9        520.4       (54.5)          89.5%     100.0%     (10.5%)

 [5]                Movement in Current Arrears Bal.    (9.0)           -        (9.0)          (1.7%)      0.0%      (1.7%)

                    less Net Stress-related Costs
 [6]                 - Bad Debts                           -         (5.2)        5.2            0.0%      (1.0%)      1.0%
 [7]                 - Security Deposits Drawn Down      0.5            -         0.5            0.1%       0.0%       0.1%
 [8]                 - Restructured Arrears              0.5          3.2        (2.7)           0.1%       0.6%      (0.5%)
 [9]                 - AOG                              (9.6)       (22.0)       12.4           (1.8%)     (4.2%)      2.4%
[10]                 - Other Leasing Income                -            -           -            0.0%       0.0%       0.0%
[11]                 - Repossession Costs               (0.9)        (4.2)        3.3           (0.2%)     (0.8%)      0.6%
                                                    -----------------------------------    ---------------------------------
[12]  S[6]..[11]    sub-total                           (9.5)       (28.2)       18.7           (1.8%)     (5.4%)      3.6%

[13]  [4]+[5]+[12]  Net Lease Rentals                  447.4        492.2       (44.8)          86.0%      94.6%      (8.6%)

[14]                Interest Earned                      8.4         10.3        (1.9)           1.6%       2.0%      (0.4%)

[15]                Drawings from Expense Account          -            -           -            0.0%       0.0%       0.0%

                    Maintenance Receipts                 52.7           -        52.7           10.1%       0.0%      10.1%
                    Maintenance Payments                (33.3)          -       (33.3)          (6.4%)      0.0%      (6.4%)
                                                    -----------------------------------    ---------------------------------
[15]                Net Maintenance                      19.4           -        19.4            3.7%       0.0%       3.7%

[16]  S[13]..[15]   Total Cash Collections              475.2       502.5       (27.3)          91.3%      96.6%      (5.2%)

----------------------------------------------------------------------------------------------------------------------------

                    CASH EXPENSES
                    Aircraft Operating Expenses
[17]                 - Insurance                         (0.5)          -        (0.5)          (0.1%)      0.0%      (0.1%)
[18]                 - Re-leasing and other overheads   (15.1)      (15.7)        0.6           (2.9%)     (3.0%)      0.1%
                                                     ----------------------------------    ---------------------------------
[19]  [17]+[18]     subtotal                            (15.6)      (15.7)        0.1           (3.0%)     (3.0%)      0.0%

                    SG&A Expenses
[20]                Aircraft Servicer Fees
                     - Retainer Fee                      (4.2)       (4.3)        0.1           (0.8%)     (0.8%)      0.0%
                     - Rent Collected Fee                (4.6)       (4.9)        0.3           (0.9%)     (0.9%)      0.1%
                     - Previous Servicer Fees            (1.8)          -        (1.8)          (0.3%)      0.0%      (0.3%)

                                                     ----------------------------------    ---------------------------------
[21]                sub-total                           (10.5)       (9.2)       (1.3)          (2.0%)     (1.8%)     (0.3%)

[22]                Other Servicer Fees                 (20.3)      (11.4)       (8.9)          (3.9%)     (2.2%)     (1.7%)
                                                     ----------------------------------    ---------------------------------
[23]  [21]+[22]     subtotal                            (30.9)      (20.6)      (10.3)          (5.9%)     (4.0%)     (2.0%)

[24]  [20]+[23]     Total Cash Expenses                 (46.5)      (36.3)      (10.2)          (8.9%)     (7.0%)     (2.0%)

---------------------------------------------------------------------------------------    ---------------------------------

                    NET CASH COLLECTIONS
[25]    [17]        Total Cash Collections              475.2       502.5       (27.3)          91.3%      96.6%      (5.2%)
[26]    [24]        Total Cash Expenses                 (46.5)      (36.3)      (10.2)          (8.9%)     (7.0%)     (2.0%)
[27]                Movement in Expense Account          10.5           -        10.5            2.0%       0.0%       2.0%
[28]                Interest Payments                  (175.5)     (276.5)      101.0          (33.7%)    (53.1%)     19.4%
[29]                Swap Payments                       (81.7)        4.9       (86.6)         (15.7%)      0.9%     (16.6%)
[30]                Proceeds from sale of aircraft       53.9        51.1         2.8           10.4%       9.8%       0.5%
[31]                Refinancing Costs                       -        (2.3)        2.3            0.0%      (0.4%)      0.4%
                                                     ----------------------------------    ---------------------------------
[32]  S [25]..[31]  TOTAL                               236.0       243.4        (7.4)          45.3%      46.8%      (1.4%)
                                                     ==================================    =================================
---------------------------------------------------------------------------------------    ---------------------------------

[33]                PRINCIPAL PAYMENTS
                    subclass A                          200.2       205.8        (5.6)          38.5%      39.5%      (1.1%)
                    subclass B                           27.0        27.0        (0.0)           5.2%       5.2%      (0.0%)
                    subclass C                            8.8        10.6        (1.8)           1.7%       2.0%      (0.4%)
                    subclass D                              -           -           -            0.0%       0.0%       0.0%
                                                     ----------------------------------    ---------------------------------
                    Total                               236.0       243.4        (7.4)          45.3%      46.8%      (1.4%)
                                                     ==================================    =================================
---------------------------------------------------------------------------------------    ---------------------------------

                    Debt Balances
                    subclass A                          798.2       792.6         5.6
                    subclass B                          127.8       127.8         0.0
                    subclass C                          155.2       153.4         1.8
                    subclass D                          100.0       100.0           -
                                                     ---------------------------------
                    TOTAL                             1,181.2     1,173.8         7.4
                                                     =================================
                ----------------------------------------------------------------------
                    * Adjusted Base Case are July 2000 Prospectus Base Case
                    cashflows adjusted for aircraft sales.

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

-----------------------------------------------------------------------------------------------------------------------------------
 Note:                       Report Line Name                Description
-----------------------------------------------------------------------------------------------------------------------------------
                      CASH COLLECTIONS
 [1]                   Lease Rentals                         Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]                    - Renegotiated Leases                Change in contracted rental cash flow caused by a renegotiated lease
 [3]                    - Rental Resets                      Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4]    S [1]...[3]   Contracted Lease Rentals               Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]                  Movement in Current Arrears Balance    Current contracted lease rentals not received as at the latest
                                                             Calculation Date, excluding Bad debts

                      less Net Stress related Costs
 [6]                   - Bad debts                           Arrears owed by former lessees and deemed irrecoverable.
 [7]                   - Security deposits drawn down        Security deposits received following a lesse default
 [8]                   - Restructured arrears
 [9]                   - AOG                                 Lost of rental due to an aircraft being off-lease and non-revenue earning
 [10]                  - Other Leasing Income                Includes lease termination payments, rental guarantees and late payments charges
 [11]                  - Repossession                        Legal and technical costs incurred in repossessing aircraft.
 [12]   S [6]...[11]  sub-total

 [13]   [4]+[5]+[12]  Net Lease Rentals                      Contracted Lease Rentals less Movement in Current Arrears Balance and
                                                             Net Stress related costs

 [14]                 Interest Earned                        Interest earned on monthly cash balances
 [15]                 Net Maintenance                        Maintenance Revenue Reserve received less and reimbursements to lessees.
 [16]   S [13]..[15]  Total Cash Collections                 Net Lease Rentals + Interest Earned + Net Maintenance

-----------------------------------------------------------------------------------------------------------------------------------

                      CASH EXPENSES
                      Aircraft Operating Expenses            All operational costs related to the leasing of aircraft.
 [17]                  - Insurance                           Premium for contingent insurance policies
 [18]                  - Re-leasing and other                Costs associated transferring an aircraft from one lessee to another
 [19]    [17]+[18]    subtotal

                      SG&A Expenses
 [20]                 Aircraft Servicer Fees                 Monthly and annual fees paid to Aircraft Servicer
                       - Base Fee                            Fixed amount per month per aircraft
                       - Rent Contracted Fee                 1.00% of rental contracted for the month
                       - Rent Collected Fee                  1.25% of rental received for the month
                       - Previous Servicer Fees              Fees paid to the previous Servicer of AerCo
 [21]        [20]     subtotal
 [22]                 Other Servicer Fees                    Administrative Agent, trustee and professional fees paid to other service providers.
 [23]    [21]+[22]    subtotal

 [24]    [19]+[23]    Total Cash Expenses                    Aircraft Operating Expenses + SG&A Expenses

-----------------------------------------------------------------------------------------------------------------------------------

                      NET CASH COLLECTIONS
 [25]        [16]     Total Cash Collections                 line 16 above
 [26]        [24]     Total Cash Expenses                    line 24 above
 [27]                 Movement in Expense Account            Movement in Expense Account
 [28]                 Interest Payments                      Interest paid on all outstanding debt
 [29]                 Swap payments                          Net swap payments (paid) /received
 [30]                 Proceeds from Aircraft Sales           Proceeds, net of fees and expenses, from the sale of aircraft
 [31]   S [25]..[30]  Exceptional Items                      Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                      TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
        Coverage Ratios                                                                    2000
                                                Closing             Actual          *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------------------
        Net Cash Collections                                         236.0                  243.4
        Add Back Interest                                            175.5                  276.5
        --------
        Add Back Swap Payments                                        81.7                   (4.9)
        ----------------------
a       Net Cash Collections                                         493.2                  515.0

b       Swaps                                                         81.7                   (4.9)
c       Class A Interest                                              99.9                  176.5
d       Class A Minimum                                               30.5                   37.9
e       Class B Interest                                              17.2                   29.5
f       Class B Minimum                                               11.0                    9.0
g       Class C Interest                                              23.3                   37.8
h       Class C Minimum                                                  -                      -
I       Class D Interest                                              24.1                   24.1
j       Class D Minimum                                                  -                      -
k       Class A Scheduled                                             13.3                      -
l       Class B Scheduled                                             15.5                   17.9
m       Class C Scheduled                                              8.8                   10.6
n       Class D Scheduled                                                -                      -
o       Permited Aircraft Modifications                                  -                      -
p       Step Up Interest                                               1.9                      -
q       Class A Supplemental                                         156.4                  168.0
        Class E Interest                                               9.1                    8.7
        Class B Supplemental                                           0.5                      -
                                                              ------------------------------------
        Total                                                        493.2                  515.0
                                                              ------------------------------------

  [1]   Interest Coverage Ratio
        Class A                                                       2.72                   3.00  = a / (b+c)
        Class B                                                       2.15                   2.16  = a / (b+c+d+e)
        Class C                                                       1.87                   1.80  = a / (b+c+d+e+f+g)
        Class D                                                       1.71                   1.66  = a / (b+c+d+e+f+g+h+i)

  [2]   Debt Coverage Ratio
        Class A                                                       1.64                   1.66  = a / (b+c+d+e+f+g+h+i+j+k)
        Class B                                                       1.56                   1.57  = a / (b+c+d+e+f+g+h+i+j+k+l)
        Class C                                                       1.52                   1.52  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
        Class D                                                       1.52                   1.52  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

        Loan-to-Value Ratios

                                       -------------------------------------------------------------------------
                                        2000 Base Case              Actual           2000 *Adjusted Base Case
                                          17-Jul-00               15-May-03                15-May-03
                                       -------------------------------------------------------------------------
  [3]   Assumed Portfolio Value              1,566.7               1,284.6                1,284.6
        Adjusted Portfolio Value (105%)                            1,225.8

        Liquidity Reserve Amount
        Cash                                    65.0                  65.0                   65.0
          - Accrued Expenses                     5.0                   5.0                    5.0
          - Security Deposits                   22.4                  15.5                   22.4
                                       --------------           -----------          -------------
        subtotal cash                           92.4                  85.5                   92.4
         Letters of Credit                         -                     -                      -
                                       --------------           -----------          -------------
        Total Liquidity Reserve                 92.4                  85.5                   92.4

  [4]   Total Asset Value                    1,659.1               1,370.1                1,377.0

        Note Balance
        Class A                                998.4      60.2%      798.2     58.3%        792.6       57.6%
        Class B                                154.8      69.5%      127.8     67.6%        127.8       66.8%
        Class C                                164.1      79.4%      155.2     78.9%        153.4       78.0%
        Class D                                100.0      85.4%      100.0     86.2%        100.0       85.2%
                                       -----------------        --------------       ----------------
        Total                                1,417.3               1,181.2                1,173.8
------------------------------------------------------------------------------------------------------------------------------------

* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount

                                                                        Item 24


                               POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                               /s/ G. Adrian Robinson
                                                  ------------------------------
                                                  G. Adrian Robinson

                                                  Witness: /s/ B. C. Robins


Dated: 24 July 2002                               /s/ Peter Sokell
                                                  ------------------------------
                                                  Peter Sokell

                                                  Witness: /s/ B. C. Robins
                                                          ----------------------


Dated: 24 July 2002                               /s/ Kenneth N. Peters
                                                  ------------------------------
                                                  Kenneth N. Peters

                                                  Witness: /s/ B. C. Robins
                                                          ----------------------


Dated: 24 July 2002                               /s/ M. John McMahon
                                                  ------------------------------
                                                  M. John McMahon

                                                  Witness: /s/ B. C. Robins
                                                          ----------------------


Dated: 9 August 2002                              /s/ Sean Brennan
                                                  ------------------------------
                                                  Sean Brennan

                                                  Witness: Marian Kennedy
                                                          ----------------------